FORM N-8F

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Application Pursuant to Section 8(f) of the Investment Company Act of 1940

(“Act”) and Rule 8f-1 Thereunder for Order Declaring that a Registered

Investment Company has Ceased to be an Investment Company under the Act

I.	GENERAL IDENTIFYING INFORMATION

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[    ] Merger

[x] Liquidation

[    ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[    ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

ICON Europe Fund (the “fund” or the “Trust”)

3.	Securities and Exchange Commission File No.: 811-07883

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[x] Initial Application [    ] Amendment

5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

5299 DTC Blvd.

Suite 1200

Greenwood Village, CO 80111

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Donald Salcito, Esq.

The ICON Funds

5299 DTC Blvd.

Suite 1200

Greenwood Village, CO 80111

(303) 328-9207

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

ICON Advisers, Inc.

5299 DTC Blvd.

Suite 1200

Greenwood Village, CO 80111

(Investment Adviser)

1-800-828-4881

ICON Distributors, Inc.

5299 DTC Blvd.

Suite 1200

Greenwood Village, CO 80111

(Principal underwriter)

1-800-828-4881

ICON Funds

c/o Boston Financial Data Services

30 Dan Road

Canton, MA 02021-2809

(Transfer Agent)

1-800-764-0442

ICON Funds

c/o State Street Global Services

801 Pennsylvania Ave

Kansas City, MO 64105

(Fund accounting, custodian, sub-administration and securities lending)

1-816-871-4100

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[x] Management company;

[    ] Unit investment trust; or

[    ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[x] Open-end [    ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

The fund is organized as a Massachusetts business trust.

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

ICON Advisers, Inc.

5299 DTC Blvd.

Suite 1200

Greenwood Village, CO 80111

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

ICON Distributors, Inc.

5299 DTC Blvd.

Suite 1200

Greenwood Village, CO 80111

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

The Trust is not a UIT.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[    ] Yes [x] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes [ ] No

If Yes, state the date on which the board vote took place:

July 17, 2014. The board voted to liquidate the fund and notify shareholders on July 17, 2014.

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [x] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Trust does not give shareholders the power to vote for the termination of a sub-trust.

II.	DISTRIBUTIONS TO SHAREHOLDERS

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[x] Yes [    ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

August 28, 2014

(b)	Were the distributions made on the basis of net assets?

[x] Yes [    ] No

(c)	Were the distributions made pro rata based on share ownership?

[x] Yes [    ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[    ] Yes [x] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

Not applicable.

17.	Closed-end funds only:

Has the fund issued senior securities?

[    ] Yes [    ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Not Applicable.

18.	Has the fund distributed ALL of its assets to the fund’s shareholders?

[x] Yes [    ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions complete liquidation of their interests?

[    ] Yes [x] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	ASSETS AND LIABILITIES

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[x] Yes [    ] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

The fund has certain foreign reclaim receivables on its books with an offsetting liability, so the net value of the fund is zero.

(b)	Why has the fund retained the remaining assets?

Waiting upon receipt. All assets were paid out and the fund currently has an outstanding payable offsetting these amounts.

(c)	Will the remaining assets be invested in securities?

[    ] Yes [x] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[x] Yes [    ] No

If Yes,

(a)	Describe the type and amount of each debt or other liability: The fund has an overdrawn cash balance due to the distribution.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The amount is offset by the foreign reclaim receivables noted in Item 20(a) above.

IV.	INFORMATION ABOUT EVENT(s) LEADING TO REQUEST FOR DEREGISTRATION

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

	Paid by The Trust	Paid by The Adviser	Total per Category
(i) Legal expenses:	$1,500	$0	$1,500
(ii) Accounting expenses:	$15,600	$0	$15,600
(iii) Other expenses (filing fees and related expenses):	$9,435	$0	$9,435
(iv) Total expenses (sum of lines (i)-(iii) above):	$26,535	$0	$26,535

(b) How were those expenses allocated? The estimated expenses were based on average net assets of each class.

(c) Who paid those expenses? The fund

See Item 22(a) above.

(d) How did the fund pay for unamortized expenses (if any)?

There were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[    ] Yes [x] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	CONCLUSION OF FUND BUSINESS

24.	Is the fund a party to any litigation or administrative proceeding?

[    ] Yes [x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[    ] Yes [x] No

If Yes, describe the nature and extent of those activities:

VI.	MERGERS ONLY

26.	(a)	State the name of the fund surviving the Merger

	(b)	State the Investment Company Act file number of the fund surviving the Merger:

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

	(d)	If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the ICON Europe Fund (ii) he is the Executive Vice President, General Counsel and Secretary of the ICON Funds and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Donald Salcito
Donald Salcito
Executive Vice President, General Counsel and
Secretary, the ICON Funds